December 3, 2024

Lynn Seely, M.D.
President and Chief Executive Officer
Lyell Immunopharma, Inc.
201 Haskins Way
South San Francisco, California 94080

       Re: Lyell Immunopharma, Inc.
           Registration Statement on Form S-3
           Filed November 29, 2024
           File No. 333-283533
Dear Lynn Seely M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Thomas Greenberg, Esq.